January 8, 2013

VIA E-MAIL AND FEDERAL EXPRESS

Jennifer Gowetski, Senior Counsel
U.S. Securities and Exchange Commission
Attention: File Desk
100 F Street, NE
Washington, DC 20549

> **Re:** *Fundrise 906 H Street NE, LLC ("Fundrise" or the "Company")*
> *Amendment No. 2 to Regulation A Offering Statement on*
> *Form 1-A Filed on July 19, 2012*
> *File No. 024-10325*

Dear Ms. Gowetski:

We are responding to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") by email dated December 3, 2012 regarding Fundrise's Regulation A Offering Statement on Form 1-A referenced above (the "Form 1-A"). For your convenience, Fundrise's responses are prefaced by the Staff's corresponding comment in italicized text. For your review, we have included as, Exhibit A, Amendment No. 2 to the Form 1-A.

Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Fundrise 906 H Street NE, LLC.

General

1. *We have reviewed your response to comment 14, and note that the referenced acknowledgement letter is not included in your filing, and we reissue the original comment. We note you have included a review report from your independent accountant. In light of this, please revise to include an acknowledgement letter regarding the report.*

Response: In response to the Staff's comment, an acknowledgement letter regarding the review report from the Company's independent accountant has been included in the index to the financial statements.

Part II

Statement of Revenue and Expenses, page 5

2. *Please provide a statement accompanying the income statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have*

been included. For reference, see Part F/S of Form 1-A.

Response: In response to the Staff's comment, a statement of the opinion of management regarding the financial statements has been included in the index to the financial statements pursuant to Part F/S of the Form 1-A.

Description of the Company's Business, page 15

3. *We note your response to comment 3 in our letter dated August 14, 2012 and the revised disclosure. We further note that you have calculated a $15,000 expense that you anticipate to incur in connection with your Asbestos Operations and Maintenance Program. Please revise to more specifically breakdown and describe the $1,000,000 of development costs associated with the project, including whether the $15,000 relating to the Asbestos Operations and Maintenance Program is included in the $1,000,000.*

Response: In response to the Staff's comment, the description of the Company's business on page 16 has been revised to more specifically breakdown the approximate $1,000,000 of development costs associated with the project. The Asbestos Operations and Maintenance Program is included in the approximate $1,000,000.

4. *In order to assist an investor in understanding how the Debt Service Coverage Ratio is derived, please supplement your disclosure to explain how you calculate "net profit" per the terms of your promissory note.*

Response: In response to the Staff's comment, the description of the Company's business on page 17 has been revised to explain how we calculate "net profit" per the terms of our promissory note.

The Manager, page 18

5. *We note that your executives have evaluated other properties in connection with acquisitions consistent with your business model. Please update your disclosure in the section to discuss the current stage of development for the completed acquisitions. For instance, explain whether the property is undergoing renovations and the anticipated date for such work.*

Response: In response to the Staff's comment, page 19 of the Offering Circular has been revised to include the status of each acquired property and the anticipated dates for such work.

* * *

We appreciate the Staff's comments and request the Staff contact Bjorn Hall of O'Melveny & Myers LLP at (202) 383-5415, (202) 383-5414 (facsimile) or bhall@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile), or ben@fundrise.com (email) with any questions or comments regarding this letter.

Sincerely,



Benjamin S. Miller
Manager, Fundrise 906 H Street NE, LLC

Attachments

cc: Daniel S. Miller
        Manager, Fundrise 906 H Street NE, LLC

        Martin P. Dunn

        Bjorn J. Hall